Exhibit (d)(6)

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of October 21, 2012, by and among Global Generations International Inc., a Delaware corporation (“Parent”) and the stockholders of Ancestry.com Inc. (the “Company”) listed on the signature pages hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement as of the date hereof.

W I T N E S S E T H:

WHEREAS, Parent, Global Generations Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger, dated as of October 21, 2012 (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger.

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Common Stock set forth on Exhibit A hereto (together with such additional shares of Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, the “Owned Shares”).

WHEREAS, as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Vote; Irrevocable Proxy.

1.1 Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally agrees that, from the date hereof until the earlier of (i) the time that the Company Stockholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 5.1 (the “Voting Period”), at any meeting of the stockholders of the Company at which the approval and adoption of the Merger Agreement and the transactions contemplated thereby is to be voted upon, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of its Owned Shares at such time (a) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (b) against (A) any Alternative Proposal, (B) any extraordinary dividend or distribution by the Company, (C) any material change in the capital structure of the Company or any Subsidiary of the Company, (D) any merger agreement or merger (other than the Merger Agreement), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company, or any other action or transaction involving the Company, and (E) any amendment of the Company’s organizational documents that, in the case of (C), (D) or (E), would or would reasonably be expected to materially impair the ability of Parent or Merger Sub to complete the Merger, or that would or would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger. Notwithstanding anything herein to the contrary, this Section 1.1 shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Owned Shares to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Merger Consideration, (ii) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders or (iii) extends the End Date. For the avoidance of doubt, each Stockholder agrees that the obligations of the Stockholders specified in this Section 1.1 shall not be affected by (y) any Change of Recommendation or (z) any breach by the Company of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

1.2 Other Voting Rights. Except as permitted by this Agreement, each Stockholder will continue to hold and shall have the right to exercise all voting rights related to such Stockholder’s Owned Shares. For the avoidance of doubt, except as expressly set forth in Section 1.1, nothing in this Agreement shall limit the right of each Stockholder to vote in favor of, against, or abstain with respect to any matter presented to the Company’s stockholders not in connection with an Alternative Proposal proposed by such third party.

1.3 Grant of Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at any annual or special meeting of stockholders at which any of the matters described in Section 1.1. is to be considered during the Voting Period, with respect to the Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 1.1; provided, however, that such Stockholder’s grant of the proxy contemplated by this Section 1.3 shall be effective if, and only if, such Stockholder has not delivered to the Secretary of the Company, at least two Business Days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the Owned Shares be voted in accordance with Section 1.1. This proxy, if it becomes effective, is given to secure the performance of the duties of such Stockholder under this Agreement, and its existence will not be deemed to relieve such Stockholder of its obligations under Section 1.1. For Owned Shares as to which the Stockholder is the beneficial but not the record owner, such Stockholder will use its reasonable best efforts to cause any record owner of such Owned Shares to grant to Parent a proxy to the same effect as that contained in this Section 1.3.

2. Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Parent as of the date of this Agreement and as of the Company Meeting as follows:

2.1 Power; Due Authorization; Binding Agreement. Such Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.2 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Exhibit A hereto are owned beneficially by such Stockholder. Other than restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, or the “blue sky” Laws of the various states of the United States, and any restrictions contained in the organizational documents of the Company, as of the date hereof such Stockholder has, and at any stockholder meeting of the Company held during the term of this Agreement to vote regarding approval and adoption of the Merger Agreement, such Stockholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Shares of such Stockholder.

2.3 Acknowledgment. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of Parent. Parent hereby represents and warrants to each of the Stockholders that Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of Parent.

4. Certain Covenants of the Stockholders.

4.1 Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, from the date hereof until the earlier of (i) the termination of this Agreement in accordance with Section 5.1 and (ii) the time that the Company Stockholder Approval has been obtained, not to, directly or indirectly, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares of such Stockholder (any such action, a “Transfer”), (b) grant any proxies or powers of attorney with respect to the Owned Shares of such Stockholder, deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 of this Agreement, (c) subject to Section 4.3, make any public statements that are inconsistent with its support of the Merger Agreement and the transactions contemplated thereby or publicly propose to do any of the foregoing (provided that the foregoing shall in no event require such Stockholder to make any public statements regarding the Merger Agreement and the transactions contemplated thereby), or (d) commit or agree to take any of the foregoing actions during the term of this Agreement. If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by applicable Law, take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.

4.2 Merger Agreement Obligations. Each Stockholder (solely in such Stockholder’s capacity as such) agrees that it shall not, and shall not authorize or permit any investment banker, attorney or other advisor or representative retained by such Stockholder to act on such Stockholder’s behalf to, directly or indirectly, (i) solicit, initiate, knowingly facilitate, cooperate with, or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any offer that constitutes, or could reasonably be expected to constitute, an Alternative Proposal, (ii) participate in any negotiations regarding an Alternative Proposal with, or furnish any nonpublic information regarding an Alternative Proposal to, any Person that has made or, to such Stockholders knowledge, is considering making, an Alternative Proposal, (iii) engage in discussions regarding an Alternative Proposal with any Person that has made or, to such Stockholders knowledge, is considering making an Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 4.2, or (iv) enter into any letter of intent, agreement, contract or agreement in principle regarding an Alternative Proposal; provided, that the foregoing shall not restrict each Stockholder from engaging in discussions regarding an Alternative Proposal with any Person to the extent that the Company is permitted to engage in discussions with such Person pursuant to Section 5.3(d) of the Merger Agreement.

4.3 No Limitations on Actions. Parent expressly acknowledges that each Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of the applicable Owned Shares and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any affiliate, trustee, beneficiary, settlor, employee or designee of such Stockholder or any of its affiliates (collectively, “Affiliates”) in its capacity, if applicable, as a director of the Company. Parent shall not assert any claim that any action taken by a Stockholder or any of its Affiliates in its capacity as a director of the Company violates any provision of this Agreement.

4.4 Further Assurances. From time to time, at the reasonable request of Parent and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to comply with its obligations under this Agreement.

4.5 Appraisal Rights. The Stockholders hereby irrevocably and unconditionally waive any and all rights that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement to demand appraisal of any Owned Shares (including, without limitation, under Section 262 of the DGCL) or any rights that the Stockholder may have to dissent from the Merger.

5. Miscellaneous.

5.1 Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (x) decreases the amount or changes the form of the Merger Consideration, (y) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders or (z) extends the End Date; and (iv) the End Date.

5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5, including Section 5.11, shall survive any such termination.

5.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Other than as set forth in Section 5.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

5.4 Amendments; Third Party Beneficiary. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties hereto expressly agree that the Company is intended to, and shall, be a third party beneficiary of the covenants and agreements of the parties hereto, which covenants and agreements shall not be amended, modified or waived without the prior written consent of the Company.

5.5 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to any Stockholder:

Spectrum Equity Investors

333 Middlefield Road, Suite 200

Menlo Park, California 94025

Facsimile: 415-464-4601

Attn: Victor Parker

with a copy to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Facsimile: (212) 446-6460

Attn: Jeffrey Symons

If to the Company:

Ancestry.com Inc.

360 West 4800 North

Provo, Utah 84604

Attn: William C. Stern

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Attn: Andrew J. Nussbaum, Esq.

If to Parent:

c/o Permira Advisers L.L.C.

64 Willow Place, Suite 101

Menlo Park, California 94025

Facsimile: (650) 853-0180

Attn: Brian Ruder

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Facsimile: (212) 859-4000

Attn: Robert Schwenkel & Brian Mangino

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

5.6 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party against any other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by any such court.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.6(c).

5.7 Specific Performance; Exclusive Remedy. The parties agree that, in the event of any breach or threatened breach of any covenant or obligation contained in this Agreement, the parties would be irreparably harmed and that money damages would not provide an adequate remedy. Accordingly, each of the parties agrees that the parties to this Agreement shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each of the parties further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Parent hereby agrees that specific performance or injunctive relief pursuant to this Section 5.7 shall be its sole and exclusive remedy with respect to breaches or threatened breaches by any Stockholder in connection with this Agreement, and neither Parent nor any of its Affiliates may pursue or accept any other form of relief (including monetary damages) that may be available for breach of this Agreement.

5.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

5.9 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

5.11 Non-Recourse.

(a) No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any party hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 5.11 shall limit any liability of the parties hereto for breaches of the terms and conditions of this Agreement.

(b) Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

PA R E N T :

GLOBAL GENERATIONS INTERNATIONAL INC.

By:	/s/ Brian Ruder
Name:	Brian Ruder
Title:	President, Chief Executive Officer, and Secretary

STOCKHOLDERS:

SPECTRUM EQUITY INVESTORS V, L.P.

By:	Spectrum Equity Associates V, L.P.
its general partner

	By:	SEA V Management, LLC
its general partner

		By:	/s/ Randy Henderson
		Name:	Randy Henderson
		Title:	Managing Director

SPECTRUM V INVESTMENT MANAGERS’ FUND, L.P.

By:	SEA V Management, LLC
its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	Managing Director

SPECTRUM EQUITY INVESTORS III, L.P.

By:	Spectrum Equity Associates III, L.P.
its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	General Partner

SEI III ENTEREPRENEURS’ FUND, L.P.

By:	SEI III Entrepreneurs’ LLC
its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	Managing Member

SPECTRUM III INVESTMENT MANAGERS’ FUND, L.P.

By:	/s/ Randy Henderson
Name:	Randy Henderson
Title:	General Partner

EXHIBIT A

ANCESTRY.COM INC. COMMON STOCK OWNERSHIP

Stockholder	Number of Common Shares Owned
Spectrum Equity Investors V, L.P.	9,516,845
Spectrum V Investment Managers Fund, L.P.	44,941
Spectrum Equity Investors III, L.P.	3,395,981
SEI III Entrepreneurs’ Fund, L.P.	238,252
Spectrum III Investment Managers’ Fund, L.P.	57,067
Total	13,253,086